EXHIBIT 21 SUBSIDIARIES

Subsidiaries of the Company

State or Other Jurisdiction of
Name of Entity	Incorporation or Organization

99¢ Only Stores Texas, Inc.	Delaware
99¢ Only Stores	Nevada
8966 Reseda Associates, LLC (50% owned)	California
REA Associates La Quinta, LLC (65% owned)	California
Wilshire Alvarado Associates, LLC (50% owned)	California

All subsidiaries are 100% owned unless otherwise noted.